UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 27, 2021

TradeUP Global Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40368	98-1584130
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

437 Madison Avenue, 27th Floor

New York, New York 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (732) 910-9692

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Shares and one-half of one redeemable warrant	TUGCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	TUGC	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A Ordinary Shares, each at an exercise price of $11.50 per share	TUGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On September 27, 2021, TradeUP Global Corporation, a Cayman Islands exempted company incorporated with limited liability (“TradeUP” or the “Company”), entered into a business combination agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”) with TGC Merger Sub, Inc., a Cayman Islands exempted company incorporated with limited liability and a direct wholly-owned subsidiary of TradeUP (“Merger Sub”) and SAITECH Limited, a Cayman Islands exempted company incorporated with limited liability (“SAITECH”). Upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with applicable law, Merger Sub will merge with and into SAITECH, with SAITECH surviving the merger and becoming a wholly owned subsidiary of TradeUP (the “Merger”). The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination” and the closing date of the Business Combination is hereinafter referred to as the “Closing Date.” Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The “Merger Consideration” will be paid by the issuance of Purchaser Class A ordinary shares (“Purchaser Class A Shares”) and a new series of Purchaser Class B ordinary shares (“Purchaser Class B Shares”) with an aggregate value, based on a price of $10.00 per share, equal to $228,000,000. The Merger Consideration is also subject to a potential increase if TradeUP Global Sponsor LLC (the “Sponsor”) or its affiliates (other than the Purchaser or any of its subsidiaries) fail to fund all or any portion of amounts in excess of $4,500,000 of “Transaction Expenses” (which include deferred underwriting fees, but expressly exclude any D&O tail insurance policy costs or other liabilities), and the Company elects by providing written notice to the Purchaser after the Purchaser closing statement is delivered to the Company and prior to Closing to treat such unfunded amount as the “Excess Purchaser Indebtedness and Liability Amount,” which amount would increase the Merger Consideration.

In connection with the Merger and the Merger Consideration: (i) the Company’s preferred shares will convert into the Company’s Class A ordinary shares (“Company Class A Ordinary Shares”) immediately prior to the Merger; (ii) Holders of the issued and outstanding Company Class A Ordinary Shares (including current holders of the Company’s prior preferred shares) will receive shares of Purchaser Class A Shares; and (iii) the current holder of the Company’s issued and outstanding Class B ordinary shares (the “Founder”) will receive Purchaser Class B Shares.

Holders of Purchaser Class A Shares and Purchaser Class B Shares will vote together as one class on all matters submitted to a vote for Members’ consent. Each Purchaser Class A Share will be entitled to one (1) vote on all matters subject to a vote of Members, and each Purchaser Class B Share shall be entitled to ten (10) votes on all matters subject to a vote of Members. Other than voting rights, the Purchaser Class A Shares and Purchaser Class B shares will have the same rights and powers and have the same ranking in all respects (including with respect to dividends, distributions an on liquidation), absent different treatment approved by separate class vote of each of the holders of Purchaser Class A Shares and Purchaser Class B Shares.

The new series of Purchaser Class B Shares will be convertible at any time by the holder into one (1) Purchaser Class A Share. Each Purchaser Class B Share will also be convertible automatically into one Purchaser Class A Share (i) on the first anniversary of the Founder’s death or incapacity, (ii) on a date determined by the Board during the period commencing 90 days after, and ending 180 days after, the date on which Founder is terminated for Cause (as defined), and (iii) upon a sale, pledge, transfer or other disposition to any person who is not a Permitted Transferee (as defined in the Business Combination Agreement), subject to certain exceptions for permitted pledges.

The consummation of the Business Combination is subject to customary conditions, including, among other things, (i) the approval of the Business Combination Agreement by the shareholders of TradeUP, (ii) TradeUP having an aggregate cash amount of at least $17.5 million available at Closing in TradeUP’s trust account after giving effect to the redemptions of any shares of Purchaser Class A Shares for holders that timely exercise and do not waive their redemptions rights in respect of the transaction, but before giving effect to the consummation of the closing and the payment of any outstanding TradeUP transaction expenses, SAITECH transaction expenses and indebtedness permitted under the Business Combination Agreement (which may be waived by SAITECH), (iii) TradeUP having at least $5,000,001 of net tangible assets after giving effect to redemptions, (iv) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), (v) no evidence that TradeUP does not qualify as a “foreign private issuer” under the Exchange Act, and (vi) SAITECH having at least $1.0 million of net cash (i.e., cash less indebtedness) at Closing.

The parties to the Business Combination Agreement have made customary representations, warranties and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of TradeUP and SAITECH and their subsidiaries prior to the Closing.

The Business Combination Agreement may be terminated by SAITECH or TradeUP under certain circumstances, including, among others, (i) by mutual written consent of SAITECH and TradeUP, (ii) by either SAITECH or TradeUP if the Closing has not occurred on or before March 31, 2022, (iii) by SAITECH or TradeUP if either TradeUP or SAITECH has not obtained the required approval of its shareholders, (iv) by TradeUP if SAITECH fails to deliver PCAOB compliant audited financial statements to TradeUP by October 15, 2021, and (v) by SAITECH, if TradeUP’s board of directors makes a change in recommendation in supporting the Business Combination Agreement and the transactions contemplated thereby.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about TradeUP or SAITECH. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Registration Rights Agreement

At the Closing of the Business Combination, pursuant to the Business Combination Agreement, TradeUP will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Sponsor, certain directors of TradeUP, and shareholders of SAITECH containing customary registration rights for the equityholders party to the agreement, including piggyback registration rights and up to two demand registration rights for an underwritten public offering.

The foregoing description of the form of Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is included as Exhibit F to the Business Combination Agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain insiders of TradeUP entered into an Agreement (the “Sponsor Support Agreement”) with TradeUP, pursuant to which the Sponsor and such insiders agreed to vote all the Founder Shares beneficially owned by them in favor of the Business Combination and each other proposal related to the Business Combination included on the agenda for the special meeting of shareholders relating to the Business Combination, to appear at such meeting or otherwise cause their shares to be counted as present for purposes of establishing a quorum at such meeting, to vote against any proposal that would impede the Business Combination and the other transactions contemplated thereby, to vote against any change in business, management or board of directors of TradeUP other than in connection with the Business Combination, not to redeem any of their shares, and to the waiver of their respective anti-dilution rights with respect to the issuance of any Purchaser Class A Shares or Purchaser Class B Shares in the Merger or any issuance of equity interests of Purchaser (or securities convertible into, or exchangeable for, any such equity securities) on or prior to the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Sponsor Letter Agreement Amendment

Concurrently with the execution of the Business Combination Agreement, the Company, the Sponsor and certain insiders of the Company have entered into an amendment to that certain Letter Agreement, dated as of April 28, 2021, by and among the Company, the Sponsor and those certain insiders (the “Letter Agreement Amendment”), pursuant to which the Sponsor and such insiders (i) consented to the Business Combination Agreement, (ii) agreed to be bound by certain amended lock-up arrangements, and (ii) agreed to certain funding obligations of the Sponsor with respect to working capital prior to the consummation of the Merger (including funding of indebtedness, transaction expenses and other liabilities in excess of $4.5 million immediately prior to the closing of the Merger).

Pursuant to Lock-Up Agreements to be executed at the closing of the Merger, the Sponsor and such insiders would agree to not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, assign, lend, offer, encumber, donate, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, with respect to (A) any Purchaser Class A Shares, (B) any prior Class B ordinary shares of the Company that are convertible into Purchaser Class A Shares on the Merger effective date, or (C) any securities convertible into or exercisable or exchangeable for Purchaser Class A Shares, in each case, held by it immediately after the Merger effective date (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until (a) for one-half of the Lock-up Shares, the earlier of (x) the date on which the volume weighted average trading price of the Purchaser Class A Shares exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after the Closing Date and (y) date of the first anniversary of the Closing Date and (b) for one-half of the Lock-up Shares, the earlier of (x) the date on which the volume weighted average trading price of the Purchaser Class A Shares exceeds $17.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing on the date that is 180 days after the Closing and (y) date of the first anniversary of the Closing Date (the “Lock-Up Period”)

The foregoing description of the Letter Agreement Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Letter Agreement Amendment filed as Exhibit 10.2 hereto and incorporated by reference herein.

New CEO and CFO Employment Agreements

Concurrent with the signing of the Business Combination Agreement, TradeUP entered into employment agreements with SAITECH’s current Chief Executive Officer (Risheng Li) and Chief Financial Officer (Jian Zou), to become the respective Chief Executive Officer and Chief Financial Officer of TradeUP following the closing, which agreements will become effective at the closing of the Merger. The employment agreements provide for base salaries of $200,000 per year, and eligibility to earn an annual bonus in a target amount of fifty percent (50%) of the base salary for the Chief Executive Officer and 25 percent (25%) of the base salary for the Chief Financial Officer. Each of the agreements provide for severance payments for a termination by the Purchaser without Cause and termination by the employee for Good Reason, as defined, of (i) other than in connection with a change of control, (A) 12-months base salary, plus the target amount of the annual bonus (payable in the form of salary continuation for 12 months) (B) any earned but unpaid annual bonus for the fiscal year (payable when other bonuses are paid to other active employees), (C) continuation of premiums for health care benefits for 12 months (or shorter if employee become eligible for health insurance benefits with another employer) or (ii) in connection with a change of control (3 months before or 12 months after such termination of employment), 15 months of such amounts (rather than 12 months). The employment agreements contain other customary terms regarding employee benefits, vacation time, and reimbursement of business expenses, and confidentiality and assignment of intellectual property rights. The employment agreements contain a 24-month Restricted Period following termination for non-competition, non-solicitation of business partners (including customers, vendors and suppliers) and non-solicitation of employees.

The foregoing descriptions of the Employment Agreements with the Chief Executive Officer and Chief Financial Officer do not purport to be complete and is qualified in its entirety by the terms and conditions of the such Employment Agreements filed as Exhibit 10.3 and Exhibit 10.4 hereto, respectively, and incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Business Combination Agreement” is incorporated by reference herein. Certain shares of ordinary shares issuable in connection with the consummation of the transactions contemplated by the Business Combination Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On September 28, 2021, the Company issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: TradeUP Global Corporation, 437 Madison Avenue, 27th Floor, New York, New York 10022, Attention: Jianwei Li, (732) 910-9692.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on March 3, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to TradeUP Global Corporation, 437 Madison Avenue, 27th Floor, New York, New York 10022, Attention: Jianwei Li, (732) 910-9692. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

SAITECH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and SAITECH’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and SAITECH’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the Closing. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and SAITECH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and SAITECH following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that SAITECH or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the impact of COVID-19 on SAITECH’s business and/or the ability of the parties to complete the Business Combination; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Document
2.1†	Business Combination Agreement, dated as of September 27, 2021, by and among TradeUP Global Corporation, TGC Merger Sub, and SAITECH Limited

10.1	Sponsor Support Agreement, dated as of September 27, 2021, by and among TradeUP Global Corporation, TradeUP Global Sponsor LLC and certain other affiliates of TradeUP Global Corporation

10.2	Letter Agreement Amendment, dated as of September 27, 2021, by and among TradeUP Global Sponsor, LLC, TradeUP Global Corporation and certain of TradeUP Global Sponsor, LLC’s equityholders

10.3	Employment Agreement, dated as of September 27, 2021, between Risheng Li and TradeUP Global Corporation

10.4	Employment Agreement, dated as of September 27, 2021, between Jian Zou and TradeUP Global Corporation

99.1	Press Release, dated September 28, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRADEUP GLOBAL CORPORATION

	By:	/s/ Jianwei Li
	Name:	Jianwei Li
	Title:	Chairman and Co-Chief Executive Officer
Date: September 28, 2021